IVT Software, Inc.
196 North Crest Place
Lakewood, NJ 08701
Tel:  732-901-0566

August 28, 2008

Mr.  Collin Webster, ESQ.
Staff Attorney
Securities & Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20548

RE:  IVT Software, Inc.
Form S-1/A File No. 333-151435

Dear Mr. Webster:

We are responding to your comment number #1 in your letter dated August 27, 2008.

We amended our Registration Statement and revised the number of shares we are registering to 302,500 out of the 919,167 shares issued to non-affiliated shareholders.  This represents 32.9% of the outstanding shares issued to non-affiliated shareholders.   The changes are reflected in the Prospectus and throughout the document.

Please note we also included the Quarterly report for the three month period ended July 31, 2008 (unaudited).

Sincerely,

/s/ Martin Schwartz

PS Please provide a fax copy of your response to fax number 718-972-6196.